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FIRM / AFFILIATE OFFICES

February 3, 2016

VIA EDGAR

Christina Chalk

Senior Special Counsel

Office of Mergers and Acquisitions

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Abu Dhabi Barcelona Beijing Boston Brussels Century City Chicago Dubai Düsseldorf Frankfurt Hamburg Hong Kong Houston London Los Angeles Madrid File No. 048623-0014	Milan Moscow Munich New Jersey New York Orange County Paris Riyadh Rome San Diego San Francisco Shanghai Silicon Valley Singapore Tokyo Washington, D.C.

Re:	Puma Biotechnology, Inc. DEFA14A filed January 27, 2016 File No. 001-35703

Dear Ms. Chalk:

This letter is furnished on behalf of Puma Biotechnology, Inc. (the “Company”) and sets forth the Company’s response to the comment of the staff (the “Staff”) of the Office of Mergers and Acquisitions of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Commission”) regarding the Company’s DEFA14A filed on January 27, 2016 contained in your letter dated January 28, 2016.

For convenience of reference, the comment contained in your January 28, 2016 letter is reprinted below in italics and is followed by the response of the Company.

DEFA14A

We note the following statement in the last paragraph of your letter to Dr. Eshelman dated January 27, 2016: “In addition, Puma has uncovered additional, public and true information about you and your past activities which would be relevant to your shareholder proposal and other prior comments in this regard. Puma will be compelled to ensure that shareholders are aware of this information if you persist with further public statements or filings about Puma, its Board, and its management.” Please supplementally provide, with a view to further disclosure or clarification, the information regarding Mr. Eshelman that you reference.

February 3, 2016

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the “additional, public and true information” referenced in the statement above consists of additional statements made by Mr. Eshelman and by members of Congress during Mr. Eshelman’s Congressional testimony regarding the Ketek clinical study fraud. The Company believes these statements could provide additional support for the concerns regarding Mr. Eshelman that were identified in the Company’s investor presentation filed with the Commission on January 7, 2016. Any additional information would be taken directly from the record of the Congressional hearing on the Ketek clinical study and is already publicly available. Moreover, to enable the Company’s shareholders to review Mr. Eshelman’s entire testimony regarding the Ketek clinical study, the Company provided links to Mr. Eshelman’s testimony in the investor presentation. As a result, the Company believes that additional disclosure regarding these statements is unnecessary.

If you have any questions or comments regarding the foregoing, please do not hesitate to contact me at (714) 755-8181.

Sincerely,

/s/ Shayne Kennedy
Shayne Kennedy of LATHAM & WATKINS LLP

cc:	Alan H. Auerbach, Puma Biotechnology, Inc.

Charles K. Ruck, Esq.